[Letterhead of Cabela's Incorporated]

January 24, 2013
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:	Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-32227
Dear Ms. Thompson:

On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 31, 2011, filed on February 23, 2012, I am writing in response to the comments set forth in your letter addressed to me, dated December 27, 2012 (the “Comment Letter”). To facilitate a more accurate and complete understanding of the Company's response to the letter from the Securities and Exchange Commission staff (the “Staff”) of the Division of Corporation Finance, “Background” and “Accounting Policy” sections follow. The Staff's comments are also repeated below in italics for the convenience of the Staff, with the Company's response to each comment set forth immediately following each comment.

Background

In the past, when the Company constructed a new retail store or distribution center, or initiated a retail development, the Company negotiated and received economic assistance from state and local governments to fund a portion or all of the Company's associated capital costs. This economic assistance has been important to the Company's decision process and the projected return on invested capital when evaluating prospective retail store or distribution center locations, and typically comes in the form of cash and/or land grants and, in the past, was frequently funded by local governments through proceeds from the sale of economic development bonds. The grants (including grants in the form of bond proceeds) are made available to fund the purchase of land (where not granted), construction of the retail store, and infrastructure improvements. In order to facilitate the transaction, the Company often agreed to purchase the economic

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January 24, 2013

development bonds that were issued in these arrangements as part of negotiations with the governmental entity.

The payments of principal and interest under these bonds are provided by sales and property taxes generated from the Company's stores and, in certain cases, from businesses developed or to be developed in the development or tax increment financing ("TIF") district. The terms of these bonds typically are over periods ranging between 15 and 30 years. Historically, in certain cases the bonds have been repurchased for par value by the governmental entity prior to the maturity date of the bonds. The governmental entity from which the Company purchases the bonds is not liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to fund principal and interest amounts under the bonds. Should sufficient tax revenue not be generated by the subject properties, the Company may not receive all anticipated payments and thus will be unable to realize the full carrying values of the economic development bonds.

The last economic development bond arrangement for a retail store or distribution center entered into by the Company occurred in 2008. Since 2008, the Company has strategically shifted to more standardized retail store sizes with less square footage. The sites for these new stores are either leased or purchased and the Company has not had economic incentives involving the purchase of economic development bonds by the Company associated with them.

Accounting Policy

The Company determined that there is no specific authoritative accounting guidance under U.S. generally accepted accounting principles (“US GAAP”) on how to recognize economic incentives from governmental agencies for for-profit entities. Consequently, the Company considered the following guidance from Accounting Standards Codification (“ASC”) 105-10-05-2:

“If the guidance for a transaction or event is not specified within a source of authoritative GAAP for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider non-authoritative guidance from other sources. An entity shall not follow the accounting treatment specified in accounting guidance for similar transactions or events in cases in which those accounting principles either prohibit the application of the accounting treatment to the particular transaction or event or indicate that the accounting treatment should not be applied by analogy.”

Pursuant to the above guidance, the Company reviewed the ASC for similar transactions and noted that while not-for-profit entities frequently receive grants from governmental entities, ASC 958-605-15-6 prohibits the application of subsection 958-605 to “transfers of assets from governmental units to business entities.” While the Company's accounting policy was initially adopted prior to the finalization of the Codification, the research performed at that time resulted in the same accounting conclusions.

In the absence of applicable direct or indirect US GAAP on the subject and the guidance in ASC 105-10-05-02, the Company considers application of the guidance in International Accounting Standard No. 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to be consistent with the then applicable GAAP hierarchy, as well as with the guidance noted in ASC 105 noted above.

Paragraphs 24-27 of IAS 20 state:

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“24. Government grants related to assets, including non-monetary grants at fair value, should be presented in the balance sheet either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.
25. Two methods of presentation in financial statements of grants (or the appropriate portions of grants) related to assets are regarded as acceptable alternatives.
26. One method sets up the grant as deferred income which is recognized as income on a systematic and rational basis over the useful life of the asset.
27. The other method deducts the grant in arriving at the carrying amount of the asset. The grant is recognized as income over the life of a depreciable asset by way of a reduced depreciation charge.”
The Company established an accounting policy to record economic incentives received in accordance with paragraph 27 of IAS 20. Economic incentives are commonly funded by the local government through proceeds from the sale of economic development bonds. Economic development bonds are generally repaid through incremental sales and/or property tax revenues generated from the Company's retail store locations or additional developments in the local development or TIF district.

Economic development bonds purchased by the Company are classified as available-for-sale and recorded at their fair value. Fair values of economic development bonds are estimated using discounted cash flow projection estimates in accordance with ASC 820, Fair Value Measurements (previously Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements). These estimates are based on available market interest rates and the estimated amounts and timing of expected future tax payments to be received, which the Company considers to be unobservable inputs (Level 3). Declines in the fair value of available-for-sale economic development bonds below cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Land grants typically include the land where the retail store is constructed as well as other land which is divided into parcels for future sale and development. The Company records the fair value of the land granted with a corresponding credit to deferred grant income that is classified as a reduction to the basis of the land. The deferred grant income is recognized as grant income over the life of the related assets constructed upon the land as a reduction of operating expenses. As parcels of land are sold, any appreciation or decline in the value of the land is recognized at the time of sale. The Company's accounting treatment is in accordance with the guidance in paragraph 18 of IAS 20, excerpted below.

“18. Grants related to non-depreciable assets may also require the fulfillment of certain obligations and would then be recognized as income over the periods which bear the cost of meeting the obligations. As an example, a grant of land may be conditional upon the erection of a building on the site and it may be appropriate to recognize it as income over the life of the building.”
Similar to the accounting treatment for land grants, cash grants are recognized as deferred grant income reducing the costs of the associated property and equipment. Deferred grant income associated with cash grants is amortized to earnings, as a reduction of depreciation expense, over the estimated useful life of the associated assets.

In situations where the Company purchases the economic development bonds, the Company receives the proceeds of the bond issuance, which it then uses to fund development of the retail center by the Company.

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In substance, the Company has received a monetary financial asset in the form of an economic development bond (a debt security under ASC 320, formerly SFAS 115) and has recorded an offsetting amount of deferred grant income as a contra-asset to fixed assets. Notwithstanding the fact that the Company has received a free-standing financial asset, the Company views the ultimate proceeds it receives from the sale, repurchase, repayment or redemption of the bonds to be related to the amount ultimately recorded as grant income. This treatment is viewed by the Company to be consistent with the guidance in IAS 20 related to other changes in the ultimate amount of grant proceeds. Thus, deferred grant income estimates are updated whenever events or changes in circumstances indicate that their recorded amounts may not be recovered and realized in cash through collection, sales, or other cash proceeds from the economic development bonds. As previously stated, continuing with the analogy to IAS 20, the Company determined that situations where the recorded deferred grant income will not be recovered are likened to a grant that becomes repayable under paragraph 32 of IAS 20.

Paragraph 32 of IAS 20 states:

“32. A government grant that becomes repayable shall be accounted for as a revision to an accounting estimate (see IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). Repayment of a grant related to income shall be applied first against any unamortised deferred credit set up in respect of the grant. To the extent that the repayment exceeds any such deferred credit, or where no deferred credit exists, the repayment shall be recognised immediately as an expense. Repayment of a grant related to an asset shall be recorded by increasing the carrying amount of the asset or reducing the deferred income balance by the amount repayable. The cumulative additional depreciation that would have been recognised to date as an expense in the absence of the grant shall be recognised immediately as an expense.”
As a result, when recorded deferred grant income is adjusted, the Company immediately records a cumulative additional depreciation charge for the amount that would have been recognized to date as expense in the absence of that portion of the grant.

 The Company considered the guidance in ASC 970-470-25 (formerly Emerging Issues Task Force (EITF) No. 91-10, Accounting for Special Assessments and Tax Increment Financing Entities) to determine if economic development bonds issued by the TIF entities represent a liability of the Company. Generally, the Company is not obligated to satisfy any shortfall in the annual debt service, the Company has not pledged any of its assets as collateral for the bonds, and the Company has not provided a letter of credit to support the bonds. The Company recognizes a liability in those limited circumstances where it has guaranteed a level tax increment financing but has not met those obligations through the sales generated from that respective retail store of the Company or through the property tax payments generated from that respective taxing district.

Form 10-K for Fiscal Year Ended December 31, 2011

1.
We note that you recorded other-than-temporary impairment charges on your economic recovery bonds of approximately $24 million and $8 million in fiscal years 2011 and 2009, respectively. Please address the following comments:

•
We note that you recognized these impairments by reducing deferred grant income by the full amount of the charges and recognizing increases to depreciation expense of approximately $7 million in fiscal 2011 and $2 million in fiscal 2009. Citing authoritative accounting guidance,

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please tell us how you determined your accounting treatment was appropriate. In doing so, tell us how you complied with the guidance in ASC 320-10-35-34A through 34E. If you do not believe this guidance is applicable, please explain.

The Company recorded these impairment charges in accordance with ASC 320-10-35-34A through 34E. The Company believes it has complied fully with these requirements as discussed below. Additionally given the connection between the bonds (provided in essence as a grant) and the related grant income, the Company views the ultimate proceeds it receives from the sale, repurchase, repayment or redemption of the bonds to be related to the amount ultimately recorded as grant income. Therefore upon determining that the bonds were other-than-temporarily impaired, the Company adjusted the amount of the deferred grant (consistent with paragraph 32 of IAS 20 discussed above).

Each quarter the Company revalues each economic development bond using discounted cash flow models based on available market interest rates and management estimates including the estimated amounts and timing of expected future tax payments to be received by the municipalities under development zones. The resulting net difference between the carrying amount of the bonds, including accrued interest under the bonds, and the estimated fair value change in the bond value is recognized in other accumulated comprehensive income.

For those securities where the calculation results in an unrealized loss, the Company considers if the loss should be considered other than temporary. ASC 320-10-35-33A through 33C provides three conditions for evaluating whether an impairment of a debt security is other than temporary. Specifically, management should evaluate 1) its intent to sell the security, 2) if it will be required to sell the security before the recovery of the cost basis, and 3) if it expects to recover the entire amortized cost basis. The Company does not currently intend to sell its bonds nor does the Company believe it will be required to sell the bonds prior to full recovery.

Each quarter the Company also evaluates the projected underlying cash flows of its economic development bonds to determine if the carrying amount of any such bonds, including interest accrued under the bonds, can be recovered. To the extent the expected cash flows are not sufficient to recover the carrying amount, the bonds are assessed for impairment.

Deficiencies in projected and discounted cash flows below the recorded carrying amount of the economic development bonds evidences that the Company does not expect to recover the cost basis. Consequently, the valuation results in an “other-than-temporary impairment” as defined in ASC 320-10-35-33.

As disclosed in Note 15 of our Annual Report on Form 10-K for the year ended December 31, 2011, the Company recorded an other-than-temporary impairment charge on certain of its economic development bonds. At which time, the Company also reassessed the amount of grant income that would be ultimately received. Accordingly, consistent with paragraph 32 of IAS 20 discussed in the “Accounting Policy” section above, the cumulative amount of depreciation expense that would have been recognized to date as an expense in the absence of the grant was recognized immediately as an expense.

•
Please tell us in detail how you determined your economic development bonds experienced other-than-temporary impairments. We note that these bonds were in a net unrealized gain position, with an immaterial gross unrealized loss, as of the third quarter ended October 1, 2011. Please explain the facts and circumstances that led to the charge, clarify what changed between the third

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and fourth quarters of 2011, and explain if the disclosures in your filings preceding this Form 10-K provided investors with any information regarding the potential for future impairment charges.

As noted above, the Company considered if it expected to recover the carrying value for those bonds as part of each of its quarterly fiscal year 2011 accounting close processes. Management considered the payments that had been received along with updated cash flow projections available at that time. Based on the information that was available at the time of filing the Company's Form 10-Q for the third quarter ended October 1, 2011, the Company believed that principal amounts were recoverable.
The Company recognizes economic development bond investments, and the related deferred grant income, based on estimates of the discounted future cash tax payments to be made and received under these bonds. The fourth quarter is significant for companies in the retail industry including the Company because of the seasonal nature of revenues. Due to buying patterns around the holidays and the opening of hunting seasons, the Company's merchandise revenue is traditionally higher in the fourth quarter than any other quarter of the year. Consequently, the fourth quarter performance of the Company's business, and that of other businesses in the TIF districts, have a significant influence on the underlying cash flows used to value bonds funded from tax collections. In addition, weak economic conditions have delayed projected development of the TIF districts from those originally anticipated, and continue to do so.
Each quarter the Company performs procedures to analyze projected cash flows to be received under its economic development bonds. During these review processes, information was obtained regarding sales taxes collected along with updated projections for future collections. In addition, the timing of anticipated and projected development in the TIF development districts becomes more evident as time passes.
Some bonds are funded by TIF districts that are not fully developed. In those cases, the Company must estimate the impact of projected future development in that TIF district. In order to estimate that future development, the Company works with the respective local government and/or TIF district to obtain any information available about current or projected development efforts. The Company also contacts developers working in the TIF districts, where possible, to obtain information about future development activities under the bonds.
Below is a summary of procedures that the Company performs each quarter:

•
The Company evaluates, and updates where necessary, projections of sales taxes to be collected by the Company, and ultimately paid to the Company, as payments under the economic development bond investments. Due to the cyclical nature of the Company's business, fourth quarter sales are significant to this evaluation regarding projected future cash flows under the economic development bonds. Giving consideration to fourth quarter results, projections are updated in the fourth quarter and linked to the following year budget and other future projections. Due to the seasonal nature of the Company's business, fourth quarter projections are significant to estimating the fair values of these economic development bonds.

•
The Company evaluates projections for property taxes to be paid by the Company. Notification of changes in assessed property taxes may be received at any time during the year. In addition, the Company may appeal property tax assessments that would be received under the bonds. Adjustments are made to the projected property tax collections when known.

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•
The Company evaluates the impact of bond payments that have been received since the most recent quarterly evaluation, including those subsequent to the end of the quarter. Typically, bond payments are received twice annually in June or July and December or January of each year. The payments received around the end of the fourth quarter provide the Company with additional facts for its fourth quarter projections.

•
The Company makes inquiries of internal departments and executive and management team members to identify information on any anticipated third-party development, specifically on land owned by the Company, but also on land not owned by the Company in the TIF development district. This knowledge may be obtained through routine contacts and/or conversations with local governments and/or economic development authorities.

•
The Company pro-actively makes inquiries of local governments and/or economic development authorities to assess any current and potential development where cash flows under the bonds may be impacted by additional development and the anticipated development is material to the estimated and recorded carrying value based on projected cash flows.

•	The Company may also contact commercial real estate developers that may have knowledge of any current or potential development activities in the TIF districts.

The Company makes revisions to the cash flow estimates of each bond based on the information obtained. In those instances where the expected cash flows are insufficient to recover the current carrying value of the bond, the Company will adjust the carrying value of the individual bonds to their updated estimated fair value.
As a result of the Company's valuation processes, the updated discounted cash flow models for the Gonzales, Louisiana (LA) bond, the Buda, Texas (TX) bond, and the Fort Worth, Texas (TX) bond resulted in other-than-temporary impairments in the fourth quarter of 2011. The discounted cash flow models for the Company's other bonds did not result in other-than-temporary impairments.
Specific details of the circumstances surrounding each of the three bonds that were impaired during the quarter ended December 31, 2011, in addition to the Company's update of sales tax collection projections for the Company over the term of the bond, are as follows:
Gonzales, LA:
The Gonzales, LA bond is funded by sales taxes generated in the related TIF district and matures in December 2037. Original, and the most recent, TIF projections were based on significant development to occur before the end of the bond term. The Company updated anticipated development activity based on information obtained from the City of Gonzales. In discussions with the City of Gonzales, the Company was only informed of one additional business which was scheduled to open in 2012. The absence of development activities, both ongoing and projected into the future, resulted in the postponement of future development into later years. In addition, the bond payment received in early December 2011 was below the previously projected payment amount because sales taxes collected and paid to the Company under the bond were less than originally projected, which the Company believes was due to continuing poor economic conditions. In comparisons to the originally anticipated development and timing at inception of the economic development bond and the most recent anticipated development and timing, the Company reduced the projected sales taxes to be

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derived from outparcel development principally from an extension of the time period that would be necessary for full development of the TIF district.
The change in the estimated fair value was recorded as an other-than-temporary impairment totaling $10.8 million, with an increase to depreciation expense of $2.1 million. The carrying value of this bond was $27.8 million before the impairment and $17 million after the impairment. There have been no additional impairments of this bond required since the fourth quarter of 2011.
Buda, TX:
The Buda, TX bond is funded by both sales and property taxes generated in the related TIF district and matures in June 2028. During the fourth quarter of 2011, the Company obtained development information from Buda, TX's economic development office regarding the anticipated development of a Microtel Inn and the potential additional development and construction of Noah's Ark storage units. The City of Buda, TX also informed the Company that to their knowledge, there was no other significant interest for major commercial developments in the near future. The absence of development activities, both ongoing and projected into the future, resulted in the postponement of anticipated future development into later years. Accordingly, the Company reduced outparcel revenue projections because of the continued delays in development activity and extended its assumption for the time period that would be necessary for full development of the TIF district.
The change in the estimated fair value was recorded as an other-than-temporary impairment totaling $4.6 million, with an adjustment to depreciation expense of $1.5 million. The carrying value of this bond was $17.0 million before the impairment and $12.4 million after the impairment. There have been no additional impairments of this bond required since the fourth quarter of 2011.
Fort Worth, TX:
The Fort Worth, TX bond is also funded by sales and property taxes generated in the TIF district and matures in July 2024. The Company obtained, from the City of Fort Worth, updated fourth quarter 2011 sales tax collections and property tax values and projections for 2012 and beyond in the TIF district. The data provided by the City of Fort Worth included the detail of sales tax payments from businesses other than that of the Company. Utilizing the property tax projections for 2012 and beyond, the Company updated its property tax revenue projections for parcels not owned by the Company. The Company also identified that the bond payment received in early January 2012 was below the previously projected payment amount because sales and property taxes collected and paid to the Company under the bond were less than originally projected, which the Company believes was due to continuing poor economic conditions.
During subsequent inquiries of the Fort Worth economic development office (Fort Worth office), the Fort Worth office notified the Company that the City of Fort Worth forecasted modest development in the TIF district in the near future, but believed that the TIF district remained a viable development site. The absence of development activities, both ongoing and projected into the future, resulted in the postponement of future development into later years. Accordingly, the Company reduced the overall outparcel revenue projections resulting from forecasted development activity lower than previously anticipated and extended the assumption for the time period that would be necessary for full development of the TIF district.

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The change in the estimated fair value was recorded as an other-than-temporary impairment totaling $8.8 million, with an adjustment to depreciation expense of $2.9 million. The carrying value of this bond was $17.0 million before the impairment and $8.2 million after the impairment. There have been no additional impairments of this bond required since the fourth quarter of 2011.
Disclosures within Management's Discussion and Analysis of Financial Condition and Results of Operations in the Liquidity and Capital Resources section under the caption “Economic Development Bonds and Grants” and within that caption under “Economic Development Bonds” on page 58 (EDGAR filing) of the Company's 2010 Form 10-K for the fiscal year ended January 1, 2011, provide investors with information regarding the potential for future impairment charges as follows:
“If sufficient tax revenue is not generated by the subject properties, we will not receive scheduled payments and will be unable to realize the full value of the bonds carried on our consolidated balance sheet.”
In addition, disclosures within Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption “Critical Accounting Policies and Use of Estimates,” and within that caption under “Economic Development Bonds” on page 64 (EDGAR filing) of the Company's 2010 Form 10-K for the fiscal year ended January 1, 2011, provide qualification of the Company's fair value estimates and quantification had such fair value estimates been lower as follows:
“Had our fair value estimates been lower by 10% as of the end of 2010, the value of economic development bonds reflected in our consolidated financial statements would have been approximately $10 million less with the unrealized loss reflected in comprehensive income (loss) if the loss was deemed to be temporary.”
The Company considered whether more specific disclosures related to any potential impairments were necessary and determined that based on then current projections, the net amount of any income statement impact of any resulting impairment resulting from the reduction of projections would not be material, and concluded that further disclosures were not necessary.

•
In assisting us with our review, please provide us with a summary of the transactions you enter into with local jurisdictions and the pertinent terms of those agreements. For example, please provide us with more clarity regarding the repayment terms of the bonds and how the amounts paid to acquire bonds typically compare to the grant amounts subsequently received from local governments.

As noted in the “Background” section above, the Company receives economic assistance in the form of cash grants and land grants, some involving the receipt of economic development bonds supported by future sales and property tax collections within the development district.
The Company entered into economic development bond arrangements related to its retail stores and a distribution center during the years 1999 through 2008. At inception, these bonds had maturities ranging from a 15 to 30 year period ending in years 2023 to 2037. Repayments of the economic development bonds occur over an extended period of time and payment streams are dependent upon specific facts, circumstances, and conditions unique to each development district including retail sales, economic conditions, and property values. Because of the variations in the specific facts and circumstances with regard to each development district, it is not possible to present a typical repayment scenario. The first bond scheduled to mature will

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mature in 2023, approximately 10 years in the future, and payments are anticipated under each bond through maturity.
In our history, two significant series of bonds, and three other series, have been repurchased for par value by the governmental entity prior to the maturity date of the bonds. These repurchases approximated the fair value of the bonds at the date of repayment. We received $56.3 million in 2005 in settlement of the par value bond obligation (carrying value of $51.0 million) of our Kansas City, Kansas store and $96 million in 2006 and 2007 in settlement of the par value (also carrying value) of the bonds related to our Wheeling, West Virginia store and distribution center. Three other redemptions of $3.8 million, $1 million, and $3 million occurred in 2005, 2007 and 2008, respectively. These settlements also fixed the total amount of deferred grant income we were to receive related to these locations.

•
Please tell us the point at which you record grants. For cash grants, tell us whether you record the entry when cash is received or whether a receivable is recorded at an earlier point in time. If a grant receivable is recorded, please provide us with authoritative guidance supporting your accounting. With respect to land grants tell us the date upon which you record the grant.

For grants provided where the Company acquired the related development bonds, the grant was recorded at the date the bond is acquired. Because the grant is in essence provided by granting the Company a monetary financial asset, the Company records the debt security as required by ASC 320, formerly SFAS 115, and records a related amount of deferred grant income consistent with the requirements in IAS 20 (as discussed above). The Company records cash grants when the cash proceeds are received by offsetting them against the value of the assets purchased and/or constructed by creating a contra asset that is amortized over the useful life of the related assets. Should cash grants exceed associated costs, the Company recognizes the excess grant funds as deferred revenue and amortizes the grants over the useful life of the related assets unless terms of the grant dictate otherwise. Land grants are recorded at fair value at the point in time when title to the land is transferred (i.e., the “date of the grant”).
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (308) 255-1888 if you have any questions about the Company's responses.
Sincerely,

/s/ Ralph W. Castner

Ralph W. Castner
Executive Vice President and Chief Financial Officer